Filed by Acamar Partners Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CarLotz Inc.

Commission File No.: 001-38818

This filing relates to a proposed business combination involving Acamar Partners Acquisition Corp. and CarLotz, Inc.

The following is a transcript that was published on November 12, 2020 of an interview at the Gabelli Automotive Symposium on November 2, 2020.

Carolina Jolly - Gabelli:

And since we're running out of time I'll start the introduction for the next presenter. So next up is a new name to the conference and a new name to the public equity markets, Carlotz Inc. Carlotz is one of the largest privately held used vehicle retail disruptors with a unique consignment-to-retail sales platform. So clearly they are a perfect fit for today, as we talked about robust rebound in used vehicle sales and the potential transitions toward digital or hybrid digital transactions.

The company is expected to IPO in fourth quarter 2020 under the ticker LOTZ and although clearly the market will be a factor in pricing, but using an example price of ten dollars for the market cap table, hundred and fifteen million shares at ten dollars for a market cap of one point one billion in cash and cash equivalents of three hundred and twenty million.

Presenting today will be chief executive officer Michael Bor.

Michael Bor:

Thank you. Thanks for having me. Are you going to give me rights to share my screen.

Carolina Jolly - Gabelli:

Yes, Chris is, does he have.

Gabelli Webinars:

Go ahead, Michael.

Michael Bor:

Okay. Great. Excellent.

Okay. Terrific. Thank you for having me. I'm thrilled to be here. I'm going to walk you through this presentation, it's all been posted on the SEC site, on the Acamar website and on our website, but I might flip through quicker and skip a few pages. But yeah, we are merging with a SPAC, Acamar Partners. Acamar Partners is made up of a group of investment professionals from Advent international: Juan Carlos, one of the founders of Advent, Luis was there for a couple of decades as well. And the whole team has decades of experience investing in and growing big international consumer and retail businesses.

On the Carlotz side I'm a co-founder and CEO. We have a big team here as well that I'll introduce as we go. But in general, I'll kind of kick it off as we can, please anyone, can ask questions along the way.

We started this business because like probably most of you, we realized the used car transaction process is broken. Most people spend a lot of time thinking about what it feels like and looks like from a car buyer's perspective. We actually started our business thinking about what this looks like, and feels like from a seller's perspective. So, if you are a consumer and you either trade in your vehicle or you try to sell it yourself on Craigslist or park it on the side of the road with a sign, I think everyone who's been there before knows that either you're going to suffer in terms of value or you're going to suffer in terms of time commitment, hassle factor, potentially danger, trying to do it yourself and deal with strangers.

So we started a consignment model where initially you would come to us, we would get your vehicle on our platform, we would professionally merchandise it, market it, and we would sell it and you would get thousands more than you otherwise would have had you traded it in at a dealership.

And we started that in 2011 initially in Richmond, Virginia, and very quickly it became popular. People were regularly coming to us with, you know, a ten thousand dollar offer from CarMax, or from a dealer, and we were selling their vehicle for fourteen or fifteen thousand dollars. Net of our fees, they were making three, four thousand dollars more than they would have otherwise and they didn't have to do any of the work.

And so that's really how we started the business. And then a few years in after we opened up a few more markets we happened upon what we now call the corporate side of our business, which is doing exactly what we do for the consumer, but doing it for the corporate seller of a vehicle.

So, fleet management companies, banks and financial institutions, leasing companies, other dealers, rental businesses, wholesalers. Anybody who otherwise would sell a vehicle at an auction, we're taking their vehicle straight to retail, shrinking the supply chain, squeezing a lot of lost value out of there and then sharing it with both the buyer and the seller, while building a business for ourselves.

We've now done this over twenty-five thousand times, we operate eight hub locations in five states, we've sold vehicles into all fifty states, but our model now provides a tremendous amount of value: over a thousand dollars for both the seller and the buyer. And we're ready to pour fuel on the fire and make this a big national multi-billion dollar business. And that's what this transaction with Acamar is helping us do.

Like I mentioned, you know, fundamental to the business is that there is this long, time-consuming, expensive supply chain of used vehicles. From the supplier vehicles, either a corporate vehicle that has to go through an auction channel, wholesalers, whatnot. Or, on the consumer side, where, you know, you trade your car and that dealer doesn't want it, they take it to a wholesaler or an auction house, it eventually makes it back on to another dealer's lot and eventually gets sold. We shrink that all down to: the vehicle comes to us, we find the buyer, we sell it, and then we split the proceeds and the value that we're squeezing out of the supply chain amongst the buyers and the sellers.

Key to the value proposition to everybody is price selection and customer service, and that's for both buyers and sellers, it's for both consumer sellers and corporate sellers. At the end of the day, price/value is critical to everybody. So, for a buyer, the vehicles on our platform are for sale for hundreds, to a thousand dollars less than what you would find at another dealership, and the reason for that is that our sellers' value expectations are reasonable because their alternative is a wholesale value. So, looking at their wholesale value as the alternative, we can price our vehicles slightly back of full retail and still provide a ton of value to the seller.

In terms of selection, our model works for all types of vehicles. So we have everything from a hundred thousand Bentley on our site right now, all the way to, you know, four or five thousand dollar ten year old pick-up truck with hundred and fifty, two hundred thousand miles. The value between wholesale and retail is what we're selling to both buyers and sellers and that value exists at all types of vehicle ranges.

And then customer service. That's a, key part of what we're providing to both the seller, in terms of technology, white glove service, door-to-door service, all the way to the buyer. So, no matter where you are in the country, you can, from the comfort of your home, buy a vehicle from us, have it delivered to your driveway, or you can work with our team to have a full omni-channel experience, or you can come in and visit one of our hubs and do it face-to-face, whatever's convenient for you is how we like to operate. And I think our success in providing a tremendous customer service experience shows itself in our NPS score.

As you guys know, probably, the auto retail industry is not generally known for high customer service. In fact, quite the opposite. We started this business, really kind of, with a thesis that we have to build something different, we have to build a business that people enjoy visiting. And so, from the beginning we basically set out to treat every customer interaction as the most important thing we are doing and the result of that as an NPS score that far exceeds the industry, but also is at the top of the class, even amongst our peers who we believe are also doing a fantastic job in this industry.

The NPS score largely talks about our value as a customer service business to the buyer. The technology and relationships we've built speak to the value that we've created with the sellers. And again, our sellers are for the most part, corporations that have fleets, fleet management companies, banks, credit unions, etc. And what we provide them is bespoke technology that gives them full access to the portfolio of vehicles that they're selling through us. Gives them reporting, real time data analytics, business intelligence, enables them to make the right decisions on which vehicles to send to retail through Carlotz, and which vehicles to send through the traditional wholesale channel. And by giving our clients that technology and all that data and information, they're able to make great decisions that increase the value of their portfolio of returns.

So at the end of the day we're providing a ton of value to the buyer through savings and ease and, the confidence that they get through our inspection process, our vehicle exchange policy, our warranties etc., value to the seller in that they're getting value above what they would otherwise get through the wholesale channel, and that they can work with us through our technology to make it very easy to work with us, get a lot of data, etc.

And then the win win win is that we bring value into Carlotz. We have the industry's only asset-light auto-retailing model. We don't own the inventory that we're selling. So we are the most capital-efficient business in the used vehicle retailing industry. We source our vehicles non-competitively. So while the other dealers have to go to the auction to buy vehicles, we get our vehicles delivered to us, we sell them for our clients for a fee, and so for that reason we don't have a lot of dollars in inventory and we don't have to pay more than everybody else for those vehicles, and all of that translates to increased profitability and lower risk than our peers.

We're in an industry that has recently had a lot of really interesting, innovative, high growth competitors pop-up namely Carvana, Vroom and Shift. We have a ton of respect for all these guys, they built awesome businesses. As you compare ours to theirs, you know, we are growing faster, our GPU (Gross Profit per Unit)  is at the top half of the class, but when combined with our industry leading customer acquisition costs, we end up with a contribution margin per unit that is best in class, and most importantly, in an industry where our competitors have raised and spent hundreds of millions and billions of dollars, because of our capital efficient business model, over the nine years that we've been in business we've raised and used thirty five million dollars to get our business to where it is today, and through this transaction with Acamar Partners, our SPAC, we'll have over three hundred million dollars on the balance sheet that will allow us to supercharge our growth going forward.

If there's one thing I want to make sure is clear coming out of this presentation, is that we're similar to the auto disruptors in several ways, but we're different in a couple key ways that make us a better business. We're similar to them in that we all run high trajectory growth businesses, we're focused on the guests and client experience, and we all run omni-channel used vehicle retailing platforms, but we're different in that we have the industry's only asset-light business model, The only consignment-to -retail business model, and with the technology that we've built that protects that model, we're able to provide leading profitability, faster growth, the lowest customer acquisition costs, and the leading net promoter score in the industry.

And so I'll just walk you through a few of the key investment highlights. Obviously, this industry that we're in is massive, it is nearly a trillion dollar TAM (Total Addressable Market), and in addition to being large, it's also highly fragmented. The top one hundred dealer groups in this industry represent only six percent of sales.

We are point two percent of this industry. So, a massive amount of white space. But even more interesting is that it's highly under-penetrated both in terms of e-commerce, but also in terms of what we do, which is retail remarketing, taking the corporate sellers' vehicles, taking it straight to retail, that is less than one tenth of one percent penetrated. And so there's a tremendous amount of white space to go as we grow this model across the country.

We also focus on the largest and most interesting parts of the industry. So, you know, most of our peers focus on that one to two to three year old vehicle. The fat part of our bell curve of inventory is in that three to ten year old vehicle. And that's where most vehicles transact in the used car market. Interestingly though, if you look at the chart on the right, we also have an inventory breakdown that mostly closely matches what the used vehicle market looks like. Let's take trucks for example, pick-ups, that's thirteen percent of our inventory. It's twelve percent of the used vehicle market, twenty percent of the new vehicle market, meaning people are buying a lot of trucks, twelve percent in the used vehicle, more people are buying new trucks, meaning they're feeding the percentage of used vehicle trucks that are going to be transacting in the future, and our inventory, as compared to our peers, most closely matches that. And the reason is, that trucks are very difficult to buy and sell. They are very risky to buy at auction, you don't know what the reconditioning requirements might be for that vehicle, and as a result, you're very uncomfortable buying those vehicles.

With our consignment model any reconditioning dollars are passed through to our seller. And so we're not afraid to sell vehicles that might require more reconditioning to make perfect, because ultimately it's a cost borne by our seller in a very fair way, but it kind of democratizes the whole inventory mix that we have. And so, you know, with a strong mix of pick-ups and vans that most closely matches the inventory, we're able to sell through our inventory much quicker.

But the key differentiator is where we get our inventory from. So I mentioned, most dealers competitively source their inventory. They go to the auction, they pay more than anybody else's willing to pay for a vehicle, and by doing that they have the privilege of getting that vehicle on their lot and having to sell it.

That's less than ten percent of our inventory sourced that way. Sixty percent of our inventory, as I mentioned, is consigned from our corporate vehicle sourcing partners. And these are some of the names you see below, some of the largest fleet management businesses in the world: ARI, LeasePlan, Rental businesses, car-buying services, banks, third party remarketers, floor planning businesses. Anybody who otherwise would take a vehicle to an auction is either our client or prospective client.

About fifteen percent of our inventory still comes from the consumer, and that's a very profitable source of inventory for us. And again, that's you or me, bringing our vehicle to Carlotz or selling it through the Carlotz platform, making thousands more than we would otherwise. And then there's another fifteen percent of our inventory that we call other non-competitively sourced which is either when a consumer or one of our clients wants to sell us a basket of vehicles to get it off their balance sheet quicker. And so that's the mix of our inventory and it enables us to not have to pay more for our inventory than everybody else is willing to.

A key part are these corporate vehicle sourcing partner relationships. And again, we're the only business that sells vehicles for our clients at retail, there's no other business model in our industry that does this, and a key part of those relationships is the technology that we've built, linking our business to our clients' businesses from a technology perspective so that they can have direct access into the information that we're creating by selling cars, they see which cars are selling quickly, they're seeing what pricing is for specific vehicles, and they use that information to determine which vehicles they should sell at retail, and which they should take straight to wholesale.

When we started the company, we really relied on, you know, looking at other successful businesses that we saw. We saw how Enterprise Rent-A-Car had built very strong relationships in the insurance industry. And as a result, decades later, they're still kind of the go-to rental car business if you wreck your car. And the reason they were able to do that is they have deep human resource and technology integrations with all their clients. And so we sought to do that, we built technology integration through API, EDI, however our clients do business from a technology perspective, our technology links with theirs, they're able to seamlessly assign vehicles to us, see how their portfolios are doing, see their returns, determine which vehicles, they should send to us, etc.

In some of our clients, for example, one of our top fleet management accounts, we have somebody that sits in their remarketing department that we pay for and that person's job is to determine which vehicle should go to retail remarketing through Carlotz, and which should go to wholesale. So it's that technology and human resource integration that has really enabled us to build some very long standing relationships with our clients.

In terms of the value we provide these guys, we have four case studies, recent vehicles we've sold. These are the types of vehicles that our corporate sourcing partners bring to us. You'll see auction value in the top row. This is what they would get if they sold this vehicle through an auction, less the fees they would pay the auction. Then you have the Carlotz retail price. This is what we're selling this vehicle for. Net of all fees and expenses, you'll see that in the third row, retail net of fees and expenses. And then you have lift, which is a term we coined to mean how much are our clients getting more than they would if they sold it at retail net of all fees and expenses. And so we're providing a thousand or more per vehicle, to our clients and we're selling these vehicles in, you know, anywhere from one to two days, to forty or fifty days on average. Some of our clients have tighter time deadlines and so they price a little more aggressively. Some of our clients give us all the time in the world, they want to maximize the exact dollar, and so we really dial in pricing based on what our clients are interested in, in terms of lift and days to sell.

From a technology perspective, for our buyers, you can buy a vehicle fully online, fully face-to-face, or really anywhere in between. And most people fall somewhere in between. Almost everybody starts the process online but at some point they may either call in, or email, or text, they may want one of our sales coaches to do a FaceTime video of the car, to do a video that they can share with their friends, or they may want to come in, the guests may want to come in and see the vehicle live, and we're fine with transacting any way that's comfortable for the buyer.

Like I mentioned, you know, our unit economics are superior to our peers. I'll just take your attention over to the chart on the right and we do all this with very, very little dollars invested in inventory, because we run a consignment model. So most of the inventory we have is not on our balance sheet until the point that we sell it, at which point we transact it through our balance sheet and sell the vehicle to the buyer.

The most exciting part of the story though, is the growth, through this transaction we're going to be raising an amount of money that is almost ten times what we've raised to date in the history of our business and with that, we're going to be launching into new geographic markets, investing in technology for both the buyer and seller experience, investing in brand and tactical marketing to ensure that, you know, the speed of sale is maintained, as well as the quality of vehicles. And through that we're going to be further penetrating our existing corporate vehicle sourcing partner accounts, but also adding a lot of new clients that don't currently sell their vehicles through our retail remarketing platform.

And so with that, we'll get to about a billion and a half in revenue in 2023 and continue to grow from there, but the growth model essentially is built upon three to four new hub markets per quarter over the next several years, and, we're essentially looking out to markets where our clients have told us they have a lot of vehicles that they want to sell and they want to use our platform to do it. So we're kind of taking direction from our clients on where we should open next, but it will largely be kind of western half of the country and the Northeast and then filling in in the Midwest and Southeast as well.

I think I went a little over, but happy to happy to answer any questions.

Carolina Jolly - Gabelli:

No, that was perfect. In terms of timing, we have some time for questions. Everyone remember you can use the Q&A button if you want, but just to start I think you answered this a little bit with your client exposure from corporate sellers. But, you know, you're talking about hundred forty five percent gross CAGR over the next few years. Obviously that's higher than kind of where used vehicle market is going to grow, where do you think you're taking share, is it from the auction, or is it from consumer-to-consumer. Where are you getting that growth from?

Michael Bor:

Yeah, so, our business model really relies on customers on both sides of the platform. So, on the seller side, yeah, most of our business will be taken from the auctions. So, today our clients, if they don't sell through retail, our clients or folks that we don't yet serve, if they don't sell through retail they're selling through Manheim, ADESA, at the independent auctions. And so that's the share we're going to be taking. Keep in mind, to get to our 2023 projections, we need to add less than a hundred thousand vehicles a year, and there are about twelve million vehicles that are sold through the auction every year. So we're certainly taking share from there, but it's a massive, massive industry. On the buying side, you know, on the industry page you'll notice that there are forty million transactions that happen every year and the top one hundred companies in the space only account for six percent of that. So it's a massively fragmented space, and as this industry advances, I think a lot of the dealerships and dealership groups that don't invest in technology cannot provide the guest experience that is now expected, that the Carvanas and Vrooms and Carlotzs are providing, they'll likely kind of be replaced by the volume that we're selling and our peers are selling. So again, there's just, so much white space in terms of e-commerce penetration, retail remarketing penetration that, we don't really actually need to take all that much share to achieve these pretty massive growth numbers.

Carolina Jolly - Gabelli:

Right, and also in terms of growth you mentioned that part of the plan is to grow out west. It looks like you're East Coast right now. From the presentation it sounds like it's fairly low CAPEX. Can you just talk about some of the kind of dynamics, What, you know, the costs and the return on new locations.

Michael Bor:

Sure, yeah. So a new location is relatively inexpensive to start up. We, have modeled about seven hundred and fifty thousand of investment in new locations. We have historically opened locations for less than half, about half of that. We are planning larger locations than we have than our average location. So, our first five in Virginia and North Carolina were one hundred to three hundred parking capacity locations. Our newest location. Chicago is five to six hundred. And so, as we move out west and move further around the country, we're targeting more the five, six hundred vehicle facility. They can be stood up pretty quickly. I mean, the last two locations we opened, actually, last three locations we opened, Tampa, Chicago, and San Antonio, we went from lease signing to selling our first vehicle in about three months. And so we can get in there very quickly, train a team, we use existing teammates to seed our new locations, and then we have a training team that gets everyone up to speed, pretty quickly. And then it's just a matter of turning our accounts on to our new location. We typically stock our inventory with some units that we buy initially, just to iron out the kinks, but then within a couple months we reach out to our clients. We say, hey, we have a new location in San Antonio, you can begin sending us vehicles. The vehicles start to show up, we sell them.

Carolina Jolly - Gabelli:

Great, and just to go on top of that, and I know in terms of auction, inventory turnover is pretty important because things we don't think about, title exchange, obviously they have to have the cars physically going through and being viewed. Can you kind of talk about the timeline from getting a vehicle and selling it.

Michael Bor:

Yeah, so, typically the timeline starts when our clients reach out to us with an assignment, and they do that either through our technology or some of them fax it in or email it still, or however they want to communicate with us, we deal with it. Once we get the vehicle, we manage shipment of the vehicle from wherever it is. A lot of times it's a lease turn-in, so it's at a dealer somewhere near one of our hubs, or it can be still in someone's driveway. These are corporate leases that could be anywhere. So we handle the transportation. Typically, we would bring it into one of our hubs. It's about a three to seven day period to get it. We do a full condition report using a condition report app that we built that links into our technology and provides a condition report to our clients so they can approve any reconditioning that we do. Then we get the work approved, we recondition the vehicle, that's a three to seven day period, depending on how much reconditioning is required, and then it ends up being listed through our website, through all the partner websites that we list through, it's physically at one of our hubs, so people can come and see it. And then typically it's anywhere from zero to forty five day on average sell time.

So, in terms of thinking about this as compared to selling vehicle at an auction, on average, it can take ten to fifteen days longer, but you're getting a thousand dollars more, so in terms of value, you know when you do the math, ROI of a thousand dollars in fifteen days, you know, it's simple to see how this would this would be the preferred route to sell vehicles.

The key is that we're picking the right vehicles when we communicate with our clients. So we don't want all their vehicles, we want the ones that can sell quickly at retail that don't need a tremendous amount of work, and based on the retail data that we're looking at, we can tell them, oh this is a car that would sell quickly let's bring it in.

Carolina Jolly - Gabelli:

Great. And then, since we are public equity investors, last question, COVID seems to be, you know, have actually been positive for the Carvanas and Vrooms of the world. And we've seen a lot of demand in that three to ten year old vehicle. Can you just talk about what you've been seeing, in the shorter term, any boosts there, any change to your what your initial expectations were.

Michael Bor:

Yeah, I mean, this was obviously a bizarre year for us, you know, we entered in January, February, were the best months we had, we were gearing up for the best Q1 in the history of the company, COVID hit, we saw a dramatic drop in March and April and a little bit of May, but then by end of May and June, you know, just kind of took off and we obviously saw the last half of the year be the best we've ever seen.

There were really two stories though, there was the sales story and the sourcing story. So the sales drop was quick. It was March, April, half of May. The sourcing story, the whole supply chain was disrupted, OEM plants shut down, there were moratoriums on repossessions. So just the volume of vehicles that were coming through the wholesale channel dropped precipitously, and as a result, we saw our inventories drop precipitously. So even though sell-through was through the roof, there was less inventory to sell. But what was happening during that period is all those vehicles were just backlog. So all the lease turn-ins didn't happen. But they have to happen eventually. And so we started seeing that in September, and we've never before seen as much inventory in our facilities, on our website as we're seeing now. Because all that inventory that wasn't coming through the channel in kind of March through September is now coming through us so we have more inventory than we've ever had by thirty five, forty percent, and that's gearing up for a very strong future here.

Carolina Jolly - Gabelli:

That's terrific. Well, that sounds good. Like I said, it really fits in with what we've been speaking with today so thank you Michael for presenting, pleasure having you.

Michael Bor:

My pleasure, thanks for having me

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Acamar Partners and CarLotz. Acamar Partners has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement of Acamar Partners, a preliminary prospectus of Acamar Partners and a preliminary consent solicitation statement of CarLotz, and will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus/consent solicitation statement will also be sent to the stockholders of Acamar Partners and CarLotz, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Acamar Partners and CarLotz are urged to carefully read the entire registration statement and proxy statement/prospectus/consent solicitation statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Acamar Partners with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Acamar Partners may be obtained free of charge from Acamar Partners at www.acamarpartners.com. Alternatively, these documents, when available, can be obtained free of charge from Acamar Partners upon written request to Acamar Partners Acquisition Corp., 1450 Brickell Avenue, Suite 2130, Miami, Florida 33131, or by calling 786-264-6680.

Participants in the Solicitation

Acamar Partners, CarLotz and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Acamar Partner in connection with the proposed merger. Information regarding Acamar Partners’ directors and executive officers is contained in Acamar Partners’ Annual Report on Form 10-K for the year ended December 31, 2019, which has been filed with the SEC and is available at the SEC website at www.sec.gov.

Additional information regarding the interests of these participants and other persons who may be deemed to be participants in the solicitation may be obtained by reading the registration statement and the proxy statement/prospectus/consent solicitation statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements include statements that are not historical facts, such as statements concerning possible or assumed future actions, business strategies, events or results of operations, including statements regarding Acamar Partners’ and CarLotz’ expectations or predictions of future financial or business performance or conditions. Forward-looking statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions.

Forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Acamar Partners’ registration statement on Form S-4 under “Risk Factors,” Acamar Partners’ Form 10-K for the year ended December 31, 2019 under “Risk Factors” in Part I, Item 1A and in Acamar Partners’ Form 10-Q for the quarterly period ended March 31, 2020 and Form 10-Q for the quarterly period ended June 30, 2020 under “Risk Factors” in Part II, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety.

In addition to risks previously disclosed in Acamar Partners’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Acamar Partners and CarLotz on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to management’s focus on the proposed transaction rather than on the ongoing business operations of CarLotz; business disruption following the transaction; risks related to Acamar Partners’ or CarLotz’ indebtedness; other consequences associated with mergers, acquisitions and legislative and regulatory actions and reforms; risks of the automotive and used vehicle industries; the potential impact of COVID-19 on the used vehicle industry and on the CarLotz business; litigation, complaints, product liability claims or adverse publicity; the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability; new entrants in the consignment-to-retail used vehicle business; technological disruptions, privacy or data breaches, the loss of data or cyberattacks; and the ability to compete successfully with new and existing market participants.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Acamar Partners’ and CarLotz’ control. While all projections are necessarily speculative, Acamar Partners and CarLotz believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Acamar Partners and CarLotz, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Forward-looking statements speak only as of the date they are made, and Acamar Partners and CarLotz are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports that Acamar Partners has filed or will file from time to time with the SEC. Forward-looking statements are expressed in good faith, and Acamar Partners and CarLotz believe there is a reasonable basis for then. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Acamar Partners and is not intended to form the basis of an investment decision in Acamar Partners. All subsequent written and oral forward-looking statements concerning Acamar Partners and CarLotz, the proposed transaction or other matters and attributable to Acamar Partners and CarLotz or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.